Filed Pursuant To Rule 433
Registration No. 333-158105
November 18, 2009

SPDR® Gold Shares Reaches Five Year Anniversary
One of the Largest ETFs in the World
With more than $40 Billion in Assets
BOSTON — November 18, 2009 — World Gold Trust Services, LLC, a wholly-owned subsidiary of the World Gold Council (WGC) and State Street Global Advisors (SSgA), the investment management arm of State Street Corporation (NYSE: STT), today marked the fifth anniversary of SPDR® Gold Shares (NYSE Arca: GLD). With assets under management in the trust with more than $40 billion (as of November 16, 2009) SPDR® Gold Shares has become one of the largest exchange traded funds in existence and is the fastest growing ETF, by assets, in the world.
     “SPDR® Gold Shares is considered one of the industry’s most innovative and influential ETFs, having made gold’s unique investment properties accessible for a broader investor base,” said James Ross, senior managing director at State Street Global Advisors. “The commodities market is vastly different today than it was five years ago due in part to the creation of SPDR® Gold Shares. As the first ETF to be backed by a physical asset, it has been a trailblazer for exchange traded commodities overall. Following the unprecedented success of GLD in 2004, 21 commodity ETFs have entered the market, which underscores the growing popularity of these products.”
     “GLD has removed the barriers that previously prevented some investors from making an investment in gold. By increasing investor understanding of the role gold plays within the portfolio, GLD has enabled us to change the way the world looks at gold as an asset class,” said Jason Toussaint, managing director, Exchange Traded Gold, World Gold Council. “Most recently, the global financial crisis has placed gold attributes as a preserver of wealth center stage, but over the course of the last five years, GLD made gold relevant and accessible to an even broader range of investors, irrespective of the prevailing economic cycle. Investors around the world continue to use GLD to help diversify their portfolio, and potentially protect their assets from the ravages of long term inflation and as a hedge against dollar fluctuations.”
     The five year anniversary was commemorated by representatives from both State Street Global Advisors and the World Gold Council ringing the opening bell at the New York Stock Exchange.
     SPDR® Gold Shares Key Facts:
•	Launched in November 2004, GLD was the first US traded gold ETF and the first commodity ETF.

•	GLD was the first ETF to be backed by a physical asset.

•	GLD was one of the fastest growing ETFs in history, reaching over $1 billion in assets in just three trading days.

•	GLD has more assets than the next 5 ETFs launched in this timeframe combined.

•	2009 YTD (as of Oct. 30/09) net asset value in the trust has increased by $15.97 billion.

•	GLD is listed on the NYSE Arca, the Bolsa Mexicana de Valores and the Singapore, Tokyo and Hong Kong Stock Exchanges.
About the World Gold Council
The World Gold Council’s mission is to stimulate and sustain the demand for gold and to create enduring value for its stakeholders. It is funded by the world’s leading gold mining companies. For further information visit www.gold.org.

About State Street Global Advisors
State Street Global Advisors, the investment management arm of State Street Corporation (NYSE: STT), delivers investment strategies and integrated solutions to clients worldwide across every asset class, investment approach and style. With $1.7 trillion in assets under management at September 30, 2009, State Street Global Advisors has investment centers in Boston, Hong Kong, London, Montreal, Paris, Singapore, Sydney, Tokyo, Toronto and Zurich, and offices in 26 cities worldwide. For more information, visit State Street Global Advisors at www.ssga.com.
The value of the SPDR Gold shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares.
Investors should be aware that the historical performance of gold as an asset class is not necessarily indicative of its future performance, and there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future, that gold will be an effective hedge against inflation or dollar depreciations, that the price of gold will be less volatile than the prices of other asset classes, or that gold will be an effective tool for diversifying investment portfolios. In the event that the price of gold declines, we expect the value of an investment in the Shares to decline proportionately. Shareholders in the SPDR Gold Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.
The “SPDR®” trademark is used under license from The McGraw-Hill Companies, Inc. No financial product offered by World Gold Trust Services, LLC, or its affiliates is sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (“McGraw-Hill”). McGraw-Hill makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. McGraw-Hill is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. McGraw-Hill has no obligation or liability in connection with the administration, marketing or trading of financial products.
WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL McGRAW-HILL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold, 30th Floor, Boston, MA 02111. The prospectus contains information about the SPDR Gold Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including “Risk Factors” before making an investment decision about the Shares.
Marketed by State Street Global Markets, LLC, an affiliate of State Street Global Advisors.
Not FDIC Insured — No Bank Guarantee — May Lose Value
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